Mail Stop 6010


      February 28, 2006


Mr. Zenji Miura
Chief Financial Officer
Ricoh Company, Ltd.
15-5, Minami Aoyama 1-chome,
Minato-ku, Tokyo 107-8544, Japan


	Re:	Ricoh Company, Ltd.
      Form 20-F for the Fiscal Year Ended March 31, 2005
      File No.  002-68279

Dear Mr. Miura:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those items we have addressed in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 20-F for the Year Ended March 31, 2005

Note 2.  Significant Accounting and Reporting Disclosures, page F-
8

-(c)Revenue Recognition, page F-9

1. We note that you provide installation and maintenance services to your customers. Please revise future filings to provide separate disclosure of revenues from sales of products and revenues from services on the face of your consolidated statements of income if revenue from each of these sources represents in excess of 10% of consolidated revenues. In addition, the consolidated statements of income should also contain separate disclosure of the costs and expenses applicable to each category of sales and revenue shown separately. Alternatively, please explain why you do not believe this information is required. Refer to the requirements of Rule 5-
03(b)(1) and (2) of Regulation S-X.

Note 5.  Securities, page F-19

2. We note your disclosure that you changed your accounting policy to recognize realized gains and losses from the transfer of assets to the employee benefit trust upon transfer to the trust.
Previously,
you recorded realized gains upon the ultimate sale of the assets by the trust. As result of this change, you recognized a gain from the cumulative effect of a change in accounting principle of Yen 7,373 million in 2004 for transfers of securities to your employee benefit trust that occurred during 2000. We further note that you recognized
Yen 2,658 million of realized gains related to the transfer of securities that occurred during fiscal 2004. You state that you concluded that the new method is preferable. We have the following comments:

* Tell us and revise future filings to disclose why you believe that the newly adopted accounting principle is preferable. Refer to paragraph 17 of APB 20.

* Tell us how your original accounting for the transfers in 2000 complied with paragraphs 9-11 of SFAS 125.

* Tell us why you believe it is appropriate to recognize the gains on the income statement upon the transfer to the trust. Refer to paragraphs 9-11 of SFAS 140. Provide us with your evaluation of the criteria of paragraphs 9(a) through 9(c) of SFAS 140 with respect to your conclusion that you have surrendered control over the assets. In addition, tell us what consideration other than any beneficial interests in the transferred assets you received.

* Tell us why you believe this change represents a change in accounting principle under paragraphs 7-9 of APB 20. In this regard, tell us why you believe that SFAS 125 and SFAS 140 provide for alternatives with respect to the timing of the recognition of the gains and losses on the income statement.
      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639, Michele Gohlke, Branch Chief at (202) 551-3327 or me at
(202)
551-3643 if you have questions regarding these comments.


      							Sincerely,



								Kevin Vaughn
								Reviewing Accountant



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Mr. Zenji Miura
Ricoh Company, Ltd.
February 28, 2006
Page 1